SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Golar LNG Partners LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

Y2745C102
(CUSIP Number)

Andrew Whalley 2nd Floor, S.E. Pearman Building 9 Par-la-Ville Road Hamilton, HM 11 Bermuda +1 (441) 295-4705

with a copy to: Gary J. Wolfe, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2745C102	Page 2 of 7

1	Name of Reporting Person Golar LNG Limited
2	Check the appropriate box if a member of a group*	(a) ☐ (b) ☑
3	SEC use only
4	Source of Funds	WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Bermuda
Number of Shares Beneficially Owned by the Reporting Person	7	Sole Voting Power: 1,835,096 common units*
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,835,096 common units*
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by the Reporting Person: 1,835,096 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	4.0%**
14	Type of Reporting Person	CO

*     The Reporting Person also owns 15,949,831 subordinated units representing limited partner interests in Golar LNG Partners LP, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Agreement of Limited Partnership of Golar LNG Partners LP, as amended.  The Reporting Person also owns a 2.0% general partner interest in Golar LNG Partners LP.

**   Calculation of percentage based on a total of 45,663,096 common units outstanding as disclosed in Amendment No. 1 to the Annual Report on the Form 20-F filed by Golar LNG Partners LP on April 30, 2015.

CUSIP No. Y2745C102	Page 3 of 7

SCHEDULE 13D

The Reporting Person is hereby filing this Amendment No. 5 to Schedule 13D (this "Statement") to report that the Reporting Person approved a unit purchase program under which it may purchase up to $25 million worth of outstanding units representing limited partnership interests (the "Common Units") of Golar LNG Partners L.P. (the "Partnership") over the next 12 months. Since approval of the unit purchase plan, the Reporting Person has purchased 167,000 Common Units.

Item 1.  Security and Issuer.

This Statement is being filed with respect to the Common Units. The address of the principal executive offices of the Partnership is:

2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton, HM 11
Bermuda

Item 2.  Identity and Background

(a., b., c. and f.) This Statement is being filed on behalf of: Golar LNG Limited, a limited company organized under the laws of Bermuda (the "Reporting Person"), which is the record holder of approximately 4.0% of the Partnership's Common Units and 100.0% of the Partnership's subordinated units representing limited partner interests, based on the number of Common Units and subordinated units (as applicable) outstanding as disclosed in Amendment No. 1 to the Annual Report on the Form 20-F filed by Golar LNG Partners LP on April 30, 2015.

(i) The address of the Reporting Person's principal place of business is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. The principal business of the Reporting Person is to engage in the acquisition, ownership, operation and chartering of LNG carriers and floating storage and regasification units through its subsidiaries and the development of natural gas liquefaction projects.

CUSIP No. Y2745C102	Page 4 of 7

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of the Reporting Person is set forth below. Unless otherwise indicated, the present principal occupation of each person is with the Reporting Person. If no business address is given, the director's or executive officer's business address is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

Daniel Rabun	Chairman	Mr. Rabun's principal business address is 5600 Cross Timbers, Flower Mound, Texas 75022-3125, USA. Mr. Rabun is a citizen of the United States of America.

Frank Chapman	Director	Mr. Chapman is a citizen of the United Kingdom.

Tor Olav Trøim	Director	Mr. Trøim also serves as the Chairman of the board of directors of Golar LNG Partners LP. Mr. Trøim is a citizen of Norway.

Kate Blankenship	Director
Ms. Blankenship's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda.  Ms. Blankenship also serves as a Director of Frontline Ltd., Seadrill Limited, Ship Finance International Limited, Golden Ocean Group Limited, Seadrill Partners LLC, Archer Limited, Golar LNG Partners LP and Avance Gas Holding Ltd. Ms. Blankenship is a citizen of the United Kingdom.

Carl Steen	Director
Mr. Steen's principal business address is Ryghs vei 3, 0786, Oslo, Norway. Mr. Steen also serves as a Director of Golar LNG Partners LP, Wilhelm Wilhemsen Holding ASA and RS Platou ASA. Mr. Steen is a citizen of Norway.

Fredrik Halvorsen	Director	Mr. Halvorsen's principal business address is Fürstveien 75, 1367 Snarøya, Norway. Mr. Halvorsen also serves as Chairman of Acano (UK) Ltd. Mr. Halvorsen is a citizen of Norway.

Andrew Whalley	Director	Mr. Whalley also serves as a Director of Provenance Information Assurance Limited. Mr. Whalley is a British Overseas Territory citizen.

Gary Smith	Chief Executive Officer of Golar Management Limited.	Mr. Smith is a citizen of Australia.

Brian Tienzo	Chief Financial Officer of Golar Management Limited.	Mr. Tienzo is a citizen of the United Kingdom.

Oistein Dahl	Chief Operating Officer and Managing Director of Golar Wilhelmsen	Mr, Dahl is a citizen of Norway.

Hugo Skar	Chief Technical Officer of Golar Management	Mr. Skar is a citizen of Norway.

CUSIP No. Y2745C102	Page 5 of 7

(d. and e.) To the best knowledge of the Reporting Person, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration

As set forth on Annex A to this Statement, since the date of the Schedule 13D/A filed with the U.S. Securities and Exchange Commission (the "Commission") on January 23, 2015, the Reporting Person has acquired Common Units. The source of the funds for the acquisitions has been working capital.

Item 4.  Purpose of Transaction

The information contained in Item 6 below is incorporated herein by reference.

The Reporting Person at any time and from time to time may acquire additional Common Units or dispose of any or all of Common Units it owns depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of the Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Other than as described above there are no material changes from the Schedule 13D/A filed with the Commission on January 23, 2015.

Item 5.  Interest in Securities of the Issuer.

(a) – (b) The aggregate number and percentage of common units beneficially owned by the Reporting Person (on the basis of a total of 45,663,096 common units outstanding as disclosed in the prospectus supplement filed by Golar LNG Partners LP on January 12, 2015), are as follows:

a)	Amount beneficially owned: 1,835,096	Percentage: 4.0%
b)	Number of Common Units to which Golar LNG Limited has:
	i.	Sole power to vote or to direct the vote: 1,835,096

	ii.	Shared power to vote or to direct the vote: 0

	iii.	Sole power to dispose or to direct the disposition of: 1,835,096
	iv.	Shared power to dispose or to direct the disposition of: 0

(c.) To the best knowledge of the Reporting Person, no transactions were effected by the persons enumerated in Item 2 during the past 60 days other than the transactions described herein.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Units beneficially owned by the Reporting Person.

(e.) Not applicable.

CUSIP No. Y2745C102	Page 7 of 7

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 4, 2015, the Reporting Person announced that it has approved a unit purchase program under which it may purchase up to $25 million worth of Common Units of the Partnership over the next 12 months. The press release of the Reporting Person announcing the unit purchase program is incorporated by reference in Exhibit A.

Other than as described above there are no material changes from the Schedule 13D/A filed with the Commission on January 23, 2015.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Press release of the Reporting Person dated August 4, 2015 announcing the unit purchase program.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

August 28, 2015

GOLAR LNG LIMTED

By:	/s/ Gary Smith
Name:	Gary Smith
Title:	Principal Executive Officer

Annex A

PARTY EFFECTING TRANSACTION	DATE	BUY/SELL(1)	QUANTITY	PRICE
Golar LNG Limited	8/10/2015	Buy	71,000	20.7167
Golar LNG Limited	8/11/2015	Buy	35,878	20.9235
Golar LNG Limited	8/12/2015	Buy	60,122	20.854

(1)	Ordinary brokers transactions on the New York Stock Exchange.

 EXHIBIT A

Golar LNG Partners Unit Purchase Program

 Golar LNG Limited ("Golar" or the "Company") today announced that it has approved a unit purchase program under which the Company may purchase up to $25 million worth of Golar LNG Partners L.P. outstanding units over the next 12 months. The authorization is effective immediately. Given Golar LNG Partners' current yield of approximately 11%, the Company views this purchase program as an attractive investment opportunity.
The Company intends to purchase units from time to time for cash in open market transactions or in privately-negotiated transactions in accordance with applicable federal securities laws. The timing and the amount of any purchases will be determined by the Company's management based on its evaluation of market conditions, capital allocation alternatives, and other factors. The unit purchase program does not require the Company to acquire any specific number of units and may be modified, suspended, extended or terminated by the Company at any time without prior notice. Golar will execute purchases only during periods where the executive team and the Board of Directors are not aware of material inside information that would likely affect a seller's decision to sell.
Golar LNG Limited
Hamilton, Bermuda
 4 August, 2015